UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 19 October, 2010

ASX & MEDIA RELEASE
19 OCTOBER, 2010

NOVOGEN APPOINTS NEW CHAIRMAN

Pharmaceutical development company, Novogen Limited (ASX: NRT, NASDAQ: NVGN), has appointed Mr William D Rueckert, a current non-executive Director, as Chairman.

Mr Rueckert is based in the United States and has been a director of Novogen since 2009 and is also the Chairman of Novogen subsidiary, Glycotex Inc.  From 2006 until 2009, Mr Rueckert was a director of Marshall Edwards, Inc., a 71% owned subsidiary of Novogen.

Mr Rueckert has an extensive background in business and investment with a variety of both pubic and private companies, Mr Rueckert’s experience covers many industries including natural resources, financial services and healthcare.  In addition to Novogen, Mr Rueckert is also a director of Chelsea Therapeutics, Inc., and Rapid Pathogen Screening, Inc., companies involved in biotechnology and diagnostic medical devices respectively.

Mr Rueckert replaces Mr Philip Johnston, who has resigned as both Chairman and a director effective immediately.

The Board of Novogen has accepted Mr Johnston’s resignation with regret and expressed appreciation for his years of dedicated service to the Company.  He joined the Board in 1997 and had served as Chairman since 2001.

Mr Rueckert’s appointment and Mr Johnston’s resignation reflect the increasing orientation of Novogen towards its drug development activities which are now focused in the United States through its subsidiary, Marshall Edwards, Inc.

About Novogen

Novogen Limited is a biotechnology company located in Sydney, Australia.  Novogen has a consumer healthcare business, provides research and development services to its 71.3 per cent owned subsidiary, Marshall Edwards Inc., in relation to oncology therapeutics and is developing glucan technology through its 80.7 per cent owned subsidiary, Glycotex Inc.